Exhibit 99.(a)(1)(lxxi)

LOAN AGREEMENT

THIS AGREEMENT (the “Agreement”) is made as of the 17th day of July, 2014.

AMONG:

AUGUSTA RESOURCE CORPORATION, as a borrower

(hereinafter called “Augusta”)

AND

AUGUSTA RESOURCE (US) CORPORATION, as a borrower

(hereinafter called “Augusta US”; and together with Augusta, the “Borrowers” and individually a “Borrower”)

AND

HUDBAY MINERALS INC., as the lender

(hereinafter called the “Lender” or the “Offeror”)

WHEREAS the Offeror has made an offer to purchase all of the issued and outstanding common shares of Augusta pursuant to the terms of a support agreement between the Offeror and Augusta, dated as of June 23, 2014 (as may be amended, restated, supplemented or otherwise modified from time to time, the “Support Agreement”);

AND WHEREAS Augusta US is a subsidiary of Augusta;

AND WHEREAS the Lender has agreed to provide unsecured loans to the Borrowers on the terms and conditions contained herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the agreements herein contained and for other good and valuable consideration (the receipt and adequacy whereof is hereby acknowledged) the parties hereto agree as follows:

ARTICLE I
DEFINITIONS AND SCHEDULES

1.1                               Definitions.  Except as otherwise specified herein or as the context may otherwise require, all capitalized terms used herein but not defined have the respective meanings set forth in the Support Agreement. As used in this Agreement, the following terms shall have the following meanings:

(a)                                 “Advance Date” has the meaning ascribed to it in Section 2.3.

(b)                                 “Business Day” means a day other than a Saturday or a Sunday or a statutory holiday on which banks are open for business in Toronto, Canada.

(c)                                  “Canadian Dollars” and “C$” mean the lawful currency of Canada.

(d)                                 “Default” means an event or condition which with notice or lapse of time or both would constitute an Event of Default.

(e)                                  “Equivalent Amount” in one currency on any Business Day means the amount of that currency into which a specified amount of another currency can be converted at the Bank of Canada’s noon spot rate.

(f)                                   “Event of Default” has the meaning ascribed to it in Section 5.1.

(g)                                  “Indemnified Taxes” means all taxes of any kind whatsoever imposed by a governmental authority, including for greater certainty any interest or penalties in respect thereto, other than other than income taxes, capital taxes, franchise taxes or branch profits taxes.

(h)                                 “Initial Advance” has the meaning ascribed to it in Section 3.1.

(i)                                     “JV Agreement” means the joint venture agreement dated as of September 16, 2010 between Rosemont Copper Company and United Copper & Moly LLC (as may be amended, restated, supplemented or otherwise modified from time to time).

(j)                                    “Loan” has the meaning ascribed to it in Section 2.1.

(k)                                 “Maturity Date” means July 17, 2016.

(l)                                     “Notice of Borrowing” has the meaning ascribed to it in Section 2.3.

(m)                             “Red Kite” means RK Mine Finance Trust I.

(n)                                 “Red Kite Loan Agreement” means the fourth amended and restated loan agreement dated as of December 12, 2013 between Augusta and Red Kite, as amended by amendments to the fourth amended and restated loan agreement dated as of May 27, 2014 and July 2, 2014 (and as may be further amended, restated, supplemented or otherwise modified from time to time).

(o)                                 “Solvent” means, as to any person at any time, that (i) the fair value of the property of such person is greater than the amount of such person’s liabilities (including disputed, contingent and unliquidated liabilities) as such value is established and liabilities evaluated for purposes of Section 101(32) of the Bankruptcy Code, the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) or the Winding-up and Restructuring Act (Canada), as applicable; (ii) the present fair saleable value of the property of such person is not less than the amount that will be required to pay the probable liability of such person on its debts as they become absolute and matured; (iii) such person is able to realize upon its property and pay its debts and other liabilities (including disputed, contingent and unliquidated liabilities) as they mature in the normal course of business; (iv) such person does not intend to, and does not believe that it will, incur debts or liabilities beyond such person’s ability to pay as such debts and liabilities mature; and (v) such person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such person’s property would constitute unreasonably small capital.

(p)                                 “Subsequent Advance” has the meaning ascribed to it in Section 3.2.

(q)                                 “Support Agreement” has the meaning ascribed to it in the Recitals hereof.

(r)                                    “US Dollars” and “US$” mean the lawful currency of the United States of America.

1.2                               Schedules.  The following schedules form a part of this Agreement:

Schedule 1 – Notice of Borrowing

Schedule 2 – Accounts Payable Exemptions

ARTICLE II
LOAN TERMS

2.1                               Loan.  Subject to the terms and conditions of this Agreement, the Lender agrees to make available to the Borrowers a loan in the maximum aggregate amount of Forty Million Canadian Dollars (C$40,000,000) (the “Loan”) by way of one (1) or more drawdowns.

2.2                               Drawdowns.  Drawdowns shall be made in a minimum amount of One Million Canadian Dollars (C$1,000,000) or the Equivalent Amount in US Dollars, unless otherwise agreed to by the Lender. For certainty, Augusta shall borrow funds in Canadian Dollars and Augusta US shall borrow funds in US Dollars, not the currency of the Drawdown.

2.3                               Notice of Borrowing.  Either Borrower may request that the whole or any portion of the Loan, up to the maximum amount of the Loan, be advanced by the Lender by way of Canadian Dollars or US Dollars. At least two (2) Business Days prior to the date of the Initial Advance or a Subsequent Advance (such date being an “Advance Date”), the Borrowers shall have delivered to the Lender a duly completed and executed request in the form set out in Schedule 1 (a “Notice of Borrowing”) setting forth (a) the proposed Advance Date; (b) a statement of the aggregate amount (including the applicable currency) to be deposited into the account of the applicable Borrower on the Advance Date; and (c) wire transfer instructions in respect of such account.

2.4                               Procedure for Advance Date Deposit.  On an Advance Date, subject to the satisfaction or waiver of the conditions precedent set forth in Section 3.1 or 3.2 (as applicable), the Lender shall effect the funding of the Initial Advance or Subsequent Advance (as applicable) by making available by wire transfer to the account of the applicable Borrower the applicable amount in immediately available funds.

2.5                               Repayment of the Loan.  Each Borrower shall repay to the Lender in full the aggregate principal amount of the Loan advanced to such Borrower (but shall not be responsible for the obligations of the other Borrower), and all accrued and unpaid interest owing thereon, outstanding on the Maturity Date.

2.6                               Prepayments.  Either Borrower may, at any time and from time to time, prepay all or a portion of the outstanding principal amount of the Loan to such Borrower (but shall not prepay the obligations of the other Borrower), together with all accrued and unpaid interest owing to the date of the prepayment on such principal amount prepaid, without notice, premium or penalty. The amount of any prepayment of the whole or any part of the principal amount of the Loan may not be reborrowed by either Borrower.

2.7                               Currency.  All payments and prepayments of the principal amount (and interest thereon) of the Loan shall be made in the same currency in which such principal amounts (or to which the outstanding principal amounts relate) were advanced.

2.8                               Interest.  Interest shall accrue on the unpaid principal amount of the Loan from the date hereof until the repayment thereof, at a rate equal to eight percent (8%) per annum, calculated and compounded quarterly.  The accrued interest on the Loan shall be paid semi-annually on June 15th and December 15th annually. In the event that any amount of principal of or interest on the Loan is not paid in full when due (whether on the Maturity Date, by acceleration or otherwise), the Borrowers shall pay interest on such unpaid principal or interest from the date such amount becomes due until the date such amount is paid in full, payable on demand, at a rate equal to eight percent (8%) per annum.

2.9                               Payments.  All payments to be made hereunder shall be made to the Lender at its office set out on the execution page hereof.

2.10                        Gross-Up.  The Borrowers shall make all payments hereunder unconditionally in full without set-off, counterclaim or, to the extent permitted by applicable law, other defense, and free and clear of, and without reduction for or on account of, any present and future deduction or withholdings on account of taxes, except to the extent such deduction or withholding is required by any applicable law.  To the extent and each time a Borrower is so required to deduct or withhold Indemnified Taxes, the Borrower will increase the amount otherwise payable to the Lender such that, after deducting or withholding the required Indemnified Taxes (including Indemnified Taxes in respect of such additional amounts), the amount received by the Lender will equal the full amount the Lender would have received had no such deduction or withholding been required.  Each Borrower hereby agrees to indemnify the Lender and save the Lender harmless from all Indemnified Taxes with respect to payments by or on behalf of such Borrower.

2.11                        Computations.  Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest or rate of fees “per annum” or a similar expression is used, such interest or fees will be calculated on the basis of a calendar year of 365 days or 366 days, as the case may be, and using the effective rate method of calculation, and will not be calculated using the nominal rate method of calculation.

2.12                        Evidence of Indebtedness.  The Loan made by the Lender shall be evidenced by an account maintained by the Lender, which account shall be conclusive absent manifest error. Any failure so to record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrowers to pay all amounts owing with respect to the Loan. At the request of the Lender, each Borrower shall execute and deliver for account of the Lender a promissory note as additional evidence of the indebtedness of the Borrower to the Lender resulting from the Loan.

2.13                        Highest Lawful Rate.  The total liability of a Borrower for the payment of interest hereunder shall not exceed the “criminal rate of interest” (within the meaning of the Criminal Code (Canada)). If Lender receives interest in an amount which exceeds the criminal rate of interest, such excess amount shall be applied instead to the reduction of the unpaid principal balance of such Borrower and not to the payment of interest or, at Lender’s election, the surplus shall be remitted to the Borrower by the Lender, and the Borrower hereby agree to accept such remittance.

ARTICLE III
CONDITIONS PRECEDENT

3.1                               Conditions Precedent to the Initial Advance.  The obligation of the Lender to make the initial advance of the Loan to the Borrowers is conditional upon each of the following conditions precedent having been met to the satisfaction of the Lender (the “Initial Advance”):

(a)                                 the Lender shall have received originally executed counterparts of this Agreement executed by a senior officer of each Borrower;

(b)                                 the Lender shall have received a duly executed Notice of Borrowing from the applicable Borrower;

(c)                                  the Lender shall have received an executed officer’s certificate of each Borrower certifying and attaching the articles, by-laws and authorizing resolutions of such Borrower and certifying such other factual matters requested by the Lender or its counsel, all in form and substance satisfactory to the Lender, acting reasonably;

(d)                                 the representations and warranties contained in Section 4.1 are true and correct as of the date of the Initial Advance;

(e)                                  no Default or Event of Default shall have occurred and be continuing or shall result from the making of the Initial Advance;

(f)                                   satisfactory evidence to the Lender that, on or before July 16, 2014, all conditions to the completion of the acquisition by the Offeror pursuant to the terms of the Support Agreement of such number of Augusta Shares (together with any Augusta Shares already owned by the Offeror) representing in excess of fifty percent (50%) of the then outstanding Augusta Shares plus one Augusta Share have been satisfied or waived in writing by the Lender (other than payment of the purchase price and all share transfers relating thereto);

(g)                                  satisfactory evidence to the Lender that the composition of the Augusta Board of Directors shall have been changed so that a majority of the Augusta Board of Directors shall be designees of the Offeror in accordance with Section 2.8 of the Support Agreement; and

(h)                                 satisfactory evidence to the Lender that Augusta has provided to Red Kite written notice of the Loan in accordance with the provisions of the Red Kite Loan Agreement, or that Red Kite has waived compliance with part or all of Section 5.3(k) of the Red Kite Loan Agreement in respect of the Loan.

3.2                               Conditions Precedent to a Subsequent Advance.  The obligation of the Lender to make any subsequent advance of the Loan to the Borrowers is conditional upon each of the following conditions precedent having been met to the satisfaction of the Lender (each, a “Subsequent Advance”):

(a)                                 the Lender shall have received a duly executed Notice of Borrowing from the applicable Borrower;

(b)                                 the representations and warranties contained in Section 4.1 are true and correct, and all covenants contained in Section 4.2 have been complied with, as of the date of the Subsequent Advance;

(c)                                  no Default or Event of Default shall have occurred and be continuing or shall result from the making of the Subsequent Advance; and

(d)                                 the Lender shall have received such other documents as the Lender may request, acting reasonably.

ARTICLE IV
REPRESENTATIONS, WARRANTIES AND COVENANTS

4.1                               Representations and Warranties.  Each Borrower hereby represents and warrants in favour of the Lender as follows:

(a)                                 it has been duly incorporated and is validly subsisting as a corporation under the laws of its jurisdiction of incorporation, is duly qualified (except where the failure to so qualify would not result in a material adverse effect) to carry on its business in each jurisdiction in which it carries on business and has the power and authority to enter into and perform its obligations under this Agreement, and to own and operate its business as currently conducted;

(b)                                 the execution and delivery by the Borrowers of this Agreement and the performance of the transactions contemplated hereby have been duly authorized by all requisite corporate action and this Agreement constitutes a legal, valid and binding obligation of the Borrowers, enforceable against them in accordance with its terms, subject to the usual exceptions to bankruptcy and the availability of equitable remedies;

(c)                                  the execution and delivery by the Borrowers of this Agreement and the performance of the transactions contemplated hereby do not and will not contravene the terms of the constating documents of either Borrower, or result in a breach of or constitute a default under the Red Kite Loan Agreement (except as waived in writing via e-mail by Red Kite, in respect of clause (ii) of Section 5.3(k) of the Red Kite Loan Agreement) or the JV Agreement or any other material lease, instrument, contract or other agreement to which either Borrower is a party or by which it or its properties may be bound or affected, or violate any provision of any law, rule, regulation, order, judgment, decree or the like binding on or affecting either Borrower;

(d)                                 no authorization, consent, approval, license, exemption of, or filing or registration with, any governmental agency or authority, or approval or consent of any other person, is required for the due execution, delivery or performance by the Borrowers of this Agreement;

(e)                                  it is not in default under (i) the Red Kite Loan Agreement or the JV Agreement or (ii) any other material contract, lease, agreement, judgment, decree or order to which it is a party or by which it or its properties may be bound where such default would be reasonably likely to have a material adverse effect on either Borrower;

(f)                                   there has been no material adverse change to either Borrower since June 23, 2014;

(g)                                  Augusta has complied with Multilateral Instrument 61-101 Protection of Minority Shareholders in Special Transactions in connection with the transactions contemplated by the Support Agreement;

(h)                                 each of the Borrowers is Solvent;

(i)                                     no Default or Event of Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Agreement; and

(j)                                    each Borrower is in compliance with all other material laws, rules, regulations, orders and decrees which are applicable to it or its properties, except to the extent such failure could not reasonably be expected to result in a material adverse effect.

4.2                               Covenants.  The Borrowers hereby covenant and agree with the Lender that so long as the Loan remains unpaid:

(a)                                 each Borrower will pay its portion of the Loan, including interest, in the manner mentioned herein;

(b)                                 each Borrower shall pay all of its other obligations when due, including without limitation, payment of all other indebtedness and taxes;

(c)                                  Augusta shall comply in all respects with the terms and conditions of the Support Agreement;

(d)                                 each Borrower will at all times maintain its corporate existence (except as contemplated by the Contemplated Transactions) and shall carry on and conduct its business in a proper and efficient manner so as to preserve and protect its assets, property and undertaking, and without limiting the generality of the foregoing, shall hold, maintain, use and operate its assets, property and undertaking in accordance with all governmental rules, regulations and laws and the terms and requirements of all insurance policies, licenses, permits and agreements relating thereto;

(e)                                  the Borrowers shall promptly provide notice to the Lender of any Default or any Event of Default;

(f)                                   each Borrower shall comply in all material respects with the requirements of all applicable laws, rules, regulations and orders of any governmental agency or authority and the terms of any indenture, contract or other instrument to which it may be a party or under which it or its properties may be bound; and

(g)                                  no Borrower shall make any payment in excess of One Hundred Thousand US Dollars (US$100,000) (other than those payments listed on Schedule 2) without the prior written consent of the Lender.

ARTICLE V
EVENTS OF DEFAULT

5.1                               Events of Default.  Any of the following events which occur shall constitute an “Event of Default”:

(a)                                 the Borrowers shall fail to pay when due (and in the appropriate currency) any amount of principal of, or interest on, the Loan;

(b)                                 any representation or warranty by the Borrowers under or in connection with this Agreement shall prove to have been incorrect in any material respect when made or deemed made;

(c)                                  if there should occur a breach of any term or condition of this Agreement (other than as set out in subsection (a) hereof) and such breach is not remedied within ten (10) Business Days of the Borrowers actually becoming aware, or of when the Borrowers should reasonably have become aware, of such breach;

(d)                                 if there should occur a breach of any term or condition under (i) the Red Kite Loan Agreement or the JV Agreement or (ii) any other material contract, lease, agreement, judgment, decree or order to which either Borrower is a party or by which it or its properties may be bound, and any such breach referred to in clause (i) or (ii) above is not remedied within the applicable cure period provided under any such agreement;

(e)                                  if either Borrower shall become insolvent, or shall make a bulk sale of substantially all of its assets or a general assignment for the benefit of its creditors or a proposal under any bankruptcy or insolvency legislation, or if a bankruptcy petition shall be filed or presented, or if a custodian or a receiver and manager or any other officer with similar powers shall be appointed under applicable bankruptcy and insolvency law over its property, or any substantial part thereof;

(f)                                   if an encumbrancer shall lawfully take possession of the property of either Borrower or any substantial part thereof or shall commence taking steps to lawfully take possession of the property of either Borrower or any substantial part thereof;

(g)                                  either Borrower shall (i) liquidate, wind up or dissolve (or suffer any liquidation, wind-up or dissolution), (ii) suspend its operations other than in the ordinary course of business, or (iii) take any action to authorize any of the actions or events set forth in clause (i) or (ii) above; or

(h)                                 a material adverse change in the business, results of operations or condition (financial or otherwise) of either Borrower shall have occurred since June 23, 2014 which gives grounds to conclude, in the reasonable judgment of the Lender, that such Borrower may not, or will be unable to, perform or observe in the normal course its obligations under this Agreement.

5.2                               Effect of an Event of Default.  If an Event of Default specified in Section 5.1(e) occurs, the obligation of the Lender to continue making the Loan shall automatically terminate.  Upon the occurrence of an Event of Default (including the Event of Default specified in Section 5.1(e)) and for so long as it continues, the Lender may, in addition to any other rights or remedies provided for herein, or at law or in equity, declare the entire unpaid principal amount of the Loan and all interest accrued and unpaid thereon to be immediately due and payable, whereupon the Loan and all such accrued and unpaid interest shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrowers.

ARTICLE VI
MISCELLANEOUS PROVISIONS

6.1                               Indemnity.  Each Borrower covenants and agrees from and after the date upon which the Initial Advance occurs to jointly and severally indemnify and save harmless the Lender against any loss or expense incurred by the Lender as a result of such Borrower’s failure to fulfill any obligation hereunder, including without limitation, the failure to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder and any failure by such Borrower to give any notice required to be given hereunder.

6.2                               No Assignment.  This Agreement, the Loan and the obligations hereunder may not be assigned or transferred in any manner by either Borrower without the prior written consent of the Lender.

6.3                               Amendments.  No amendment to any provision of this Agreement shall be effective unless it is in writing and has been signed by the Lender and the Borrowers, and no waiver of any provision of this Agreement, or consent to any departure by the Borrowers therefrom, shall be effective unless it is in writing and has been signed by the Lender.

6.4                               Survival.  All covenants, agreements, representations and warranties made in this Agreement shall survive the execution and delivery of this Agreement and the making of the Loan, and shall continue in full force and effect so long as the Loan remains outstanding or any obligation to perform any other act hereunder remains unsatisfied.

6.5                               Notice.  Any notice which is required or may be given hereunder shall be sent to the address shown next to the signature line of each of the Borrowers and the Lender. Such address may be changed by like notice.

6.6                               Counterparts.  This Agreement may be executed in one or more counterparts, and may be executed and delivered by facsimile or other electronic means (including by way of

PDF), each of which shall be deemed to be an original without further delivery and which together shall constitute one and the same agreement.

6.7                               Governing Law; Attornment.  This Agreement shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The Borrowers and the Lender hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the Courts of the Province of Ontario, and any appellate court thereof, in any action or proceeding arising out of or relating to this Agreement.

[SIGNATURES APPEAR ON THE NEXT PAGE]

DATED as of the day and year first written above.

Address for Notice:		AUGUSTA RESOURCE CORPORATION

Augusta Resource Corporation
#555-999 Canada Place		Per:	/s/ Joseph M. Longpre
Vancouver, BC			Name:	Joseph M. Longpre
V6C 3E1			Title:	Chief Financial Officer

Attention:	Corporate Secretary
Facsimile:	604.687.1715

Address for Notice:		AUGUSTA RESOURCE (US) CORPORATION

Augusta Resource (US) Corporation
4500 Cherry Creek South Drive
Suite 1040		Per:	/s/ Joseph M. Longpre
Denver, CO			Name:	Joseph M. Longpre
80246			Title:	Treasurer

Attention:	Chief Executive Officer
Facsimile:	303.300.0135

Address for Notice:		HUDBAY MINERALS INC.

HudBay Minerals Inc.
25 York Street		Per:	/s/ Patrick Donnelly
Suite 800			Name:	Patrick Donnelly
Toronto, ON			Title:	Vice President, Legal and Corporate Secretary
M5J 2V5

Attention:	Vice President, Legal and Corporate Secretary
Facsimile:	416.362.9688

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